22004374

Washington, D.C. 20549

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| SEC FILE NUMBER |
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8-41204

SEC Mail Processing

MAR 30 2022

Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STURDIVANT & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3000 Atrium Way, Ste. 520
(No. and Street)

| Mount Laurel | New Jersey | 08054 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Harvey R. de Krafft | (856) 751-1331 | hdekrafft@sturdivant-co.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW GROUP, LLC
(Name – if individual, state last, first, and middle name)

| 400 Old Forge Lane #401 | Kennett Square | Pennsylvania | 19348 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 2/23/2010 | PCAOB# 5020 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Harvey R. de Krafft, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STURDIVANT & CO., INC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERRY A. DORSEY-WILLIAMS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 12, 2026
No. 2074116

Notary Public

Signature:

Title: Managing Director

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STURDIVANT & CO.

# FINANCIAL STATEMENTS

DECEMBER 31, 2021

(Public Document)

These financial statements and supplementary information should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

3000 ATRIUM WAY, SUITE 520 MT. LAUREL, NEW JERSEY 08054
TEL. 856.751.1331 FAX 856.751.1141

**STURDIVANT & CO., INC.**

**Contents**

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sturdivant & Co., Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Sturdivant & Co., Inc. as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sturdivant & Co., Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Sturdivant & Co., Inc.'s management. Our responsibility is to express an opinion on Sturdivant & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sturdivant & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The computation of net capital and aggregate indebtedness pursuant to rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Sturdivant & Co., Inc.'s financial statements. The supplemental information is the responsibility of Sturdivant & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Sturdivant & Co., Inc.'s auditor since 2019.

Kennett Square, Pennsylvania

March 29, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

**STURDIVANT & CO., INC.**

**Statement of Financial Condition**
**December 31, 2021**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | | $ 71,472 |
| **Clearing deposit** | | 125,057 |
| **Investment banking, commissions and other receivables, net** | | 93,924 |
| **Prepaid expenses and other assets** | | 18,584 |
| **Loans receivable from parent company** | | 436,190 |
| **Property and equipment, net of accumulated depreciation** | | 9,718 |
| **TOTAL ASSETS** | | $ 754,945 |
| **LIABILITIES** | | |
| **Accounts payable and accrued expenses** | | $ 26,513 |
| **Subordinated borrowings** | | 700,000 |
| **Total liabilities** | | 726,513 |
| **Commitments and contingencies** | | |
| **STOCKHOLDER'S EQUITY** | | |
| **Common stock, no par value:** | | |
| Authorized | 1,000 shares | |
| Issued | 594.22 shares | |
| Outstanding | 534.86 shares | |
| **Additional paid-in capital** | | $ 2,945,238 |
| **Accumulated deficit** | | (1,266,806) |
| | | 1,678,432 |
| **Less treasury stock, at cost** | 59.36 shares | (1,650,000) |
| **Total stockholder's equity** | | 28,432 |
| | | $ 754,945 |

**These financial statements and supplementary information should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2021

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**[1] Organization and business:**

Sturdivant & Co., Inc. (the "Company") is a registered broker/dealer clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. In addition, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Mt. Laurel, New Jersey, Baltimore, Maryland, Chicago, Illinois and Philadelphia, Pennsylvania.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). S&D is owned by three partners. Two of those three are officers of the Company and the third is a LLC owned by certain of the Company's officers and employees.

**[2] Basis of presentation:**

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**[3] Receivables and related party transaction:**

Receivables from clearing broker represents the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2021, this receivable is due from one clearing firm and another broker. Receivables from an affiliate on the accompanying statement of financial condition include $29,000 from the affiliate as of December 31, 2021.

**[4] Property and equipment:**

Property and equipment is stated at cost net of accumulated depreciation. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

| Asset | Estimated Useful Life | Method |
|---|---|---|
| Furniture and Fixtures | 5 Years | Straight-Line Method |
| Computer Equipment | 5 Years | Straight-Line Method |

**[5] Liabilities subordinated to claims of general creditors:**

Subordinated Loan Agreement

On May 28, 2018, the Company entered into a subordinated loan agreement with an unrelated party in the amount of $850,000, approved by the Financial Industry Regulatory Authority, Inc. ("FINRA"). On July 24, 2019, FINRA approved a partial pre-payment in the amount of $350,000. The loan matures on May 31, 2022 and bears interest at 9.5% per annum payable quarterly. On July, 29, 2020, the Company entered into a subordinated loan agreement with a related party in the amount of $200,000, approved by the Financial Industry Regulatory Authority, Inc. (FINRA).

The loan matures on July 28, 2023 and bears interest at 9.5% per annum payable quarterly. Interest expenses for the year ended December 31, 2021 was $66,500 related to this subordinated. Accounts payable and accrued expenses on the accompanying Statement of Financial Condition as of December 31, 2021 includes $7,126 of interest accrued on this debt.

**[6] Revenue from contracts with customers:**

On January 1, 2019, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers." The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements.

Significant Judgments

Revenue from contracts with customers consists of commission income and fees from investment banking fees from municipal underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking – Municipal Underwriting Fees

The Company underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Management Services Fees

Management services fee income is recognized periodically for administrative services provided by employees of the Company to an affiliate entity. Revenue is recognized as the services are provided by the Company and consumed by the affiliate and is based on the cost of services provided in accordance with contractual arrangements.

The Company believes that the performance obligation is satisfied at the point in time when the underlying service provided by the Company has been consumed because that is when the pricing is agreed upon and the services have been provided as agreed.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain material costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. Immaterial costs incurred are charged to expense when incurred. As in the past, the Company has not incurred any material costs to obtain revenue contracts with its customers during the year ended December 31, 2021.

The accompanying Statement of Operations presents the Company's revenue from contracts with customers disaggregated by major business activity and other sources of revenue for the year ended December 31, 2021.

**[7] Use of estimates:**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**[8] Income taxes:**

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. GAAP requires companies to account for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management believes that there are no uncertain tax positions. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties record for the year ended December 31, 2021.

**[9] Treasury stock:**

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

## NOTE B - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 20121 is as follows:

| | |
|---|---|
| Furniture and fixtures | $ 87,597 |
| Computer equipment | 82,034 |
| | 169,631 |
| Less accumulated depreciation | 159,913 |
| | $ 9,718 |

Deprecation was $2,571 for the year ended December 31, 2021.

## NOTE C – SUBORDINATED BORROWINGS

| Description | Principal | Interest Expense |
|---|---|---|
| Subordinated loan, with a related party, interest at 9.5 percent, due May 31, 2022 | $ 500,000 | $ 47,500 |
| Subordinated loan, with an unrelated party, interest at 9.5 percent, due July 28, 2023 | $ 200,000 | $ 19,000 |

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continue compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $707,126 of which $700,000 is principal and $7,126 is accrued interest included in accrued expenses on the statement of financial condition.

## NOTE D - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has a clearance agreement with one clearing broker. Pursuant to the agreement, the Company is required to maintain a minimum net capital of $100,000. The Company has a clearing deposit of $125,057 with this broker as of December 31, 2021 pursuant to the agreement.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2021, there were no open underwriting commitments.

The Company's operations are headquarted in Mt. Laurel, New Jersey. The Company has a lease agreement with its parent company, S&D. This agreement expires on December 31, 2021 with two, one year renewal options. Futhermore, the terms of the lease indicates that Sturdivant & Co. is exempt from recording the right to use asset.

The Company maintains offices in Baltimore, Maryland, Chicago, Illinois and Philadelphia, Pennsylvania. Philadelphia, Pennsylvania office operates under a month-to-month lease agreements.

Rent expense under all agreements was $62,059 for the year ended December 31, 2021.

Scheduled future minimum lease payments as of December 31, 2021 are as follows:

| Year Ending December 31 | Related Party | Total |
|---|---|---|
| 2022 | $ 55,807 | $ 55,807 |

## NOTE E - OTHER EXPENSES

Other expenses are as follows for the year ended December 31, 2021:

| | |
|---|---|
| Travel and entertainment | $35,385 |
| Professional fees | 27,318 |
| IT support | 17,971 |
| Charitable contribution | 1,801 |
| Dues and subscriptions | 16,468 |
| Regulatory fees | 13,502 |
| Other expenses | 21,610 |
| | $134,055 |

## NOTE F - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors. There were no matching contributions made by the Company for the year ended December 31, 2021.

## NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $208,940 which was $108,940 in excess of its required net capital. The Company's net capital ratio was 0.13 to 1 as of December 31, 2021.

## NOTE H - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

At times, the Company may maintain a cash balance with a bank in excess of the FDIC insurance limit.

### NOTE I - RELATED PARTY TRANSACTIONS

The total amount receivable from S&D at December 31, 2021 is $436,190 which includes $500.00 of accrued interest. Effective December 2013, S&D executed a promissory note with the Company to repay the amount owed in monthly installments of $500 of principal and interest, with the remaining balance due in a balloon payment on September 1, 2023. The note receivable accrues interest of 1% per year and is personally guaranteed by the members of S&D. Interest income on this note was $1,500 for the year ended December 31, 2021.

### NOTE J - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred income taxes which include the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Accounting principles generally accepted in the United States of America allow the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

As of December 31, 2021, the Company has approximately $940,379 of federal net operating losses and approximately $915,958 of state net operating losses available for carryforward to future years. The carryforwards begin to expire at various dates through December 31, 2040.

A deferred tax asset of $219,465 as of December 31, 2021 has been recorded to include the tax effect of the federal and state net operating loss carryforwards for tax and financial accounting purposes. A valuation allowance of $219,465 has also been recorded in connection with this asset as the Company is uncertain as to the realization of any of the tax asset.

The deferred tax asset in the accompanying statement of financial condition consists of the following components as of December 31, 2021:

| | |
|---|---|
| Net operating loss carry forwards | $ 219,465 |
| Valuation allowance | $ (219,465) |

The valuation allowance increased $16,043 during the year ended December 31, 2021.

### NOTE K – ECONOMIC DEPENDENCY

During the year ended December 31, 2021 three customers accounted for 62% of the Company's total revenue.

### NOTE L – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 29, 2022 date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.